

February 25, 2021

Michael D. Ruppert
Chief Financial Officer
Mercury Systems, Inc.
50 Minuteman Road
Andover, MA 01810

> **Re: Mercury Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2020**
> **Filed August 18, 2020**
> **File No. 000-23599**

Dear Mr. Ruppert:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 2, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal 2020 Vs. Fiscal 2019, page 36

1. Please revise your discussion of results of operations to quantify significant changes in income statement line items. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Financial Statements
Notes to Consolidated Financial Statements
G. Goodwill, page 70

2.   Your disclosure indicates that you have provided the changes in goodwill by reporting unit. However, we note disclosure only at a consolidated level rather than a reporting unit level. Please revise to provide goodwill by reporting unit as indicated on page 70 or revise your statement accordingly.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing